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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  Advocat Inc.
________________________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                    007586100
________________________________________________________________________________
                                 (CUSIP Number)

                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2006
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007586100
________________________________________________________________________________

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bristol Investment Fund, Ltd.
________________________________________________________________________________

       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ...............................................................
          (b)    ...............................................................
________________________________________________________________________________

       3. SEC Use Only..........................................................
________________________________________________________________________________

       4. Source of Funds (See Instructions)
          Cash
________________________________________________________________________________

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
________________________________________________________________________________

       6. Citizenship or Place of Organization
          Cayman Islands
________________________________________________________________________________

              7. Sole Voting Power
                 161,761
              __________________________________________________________________

              8. Shared Voting Power............................................
              __________________________________________________________________

              9. Sole Dispositive Power
                 161,761
              __________________________________________________________________

             10.  Shared Dispositive Power......................................
________________________________________________________________________________

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           161,761
________________________________________________________________________________

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions).........................................................

________________________________________________________________________________

      13.  Percent of Class Represented by Amount in Row (11)
           2.77%

________________________________________________________________________________

      14.  Type of Reporting Person (See Instructions)
           CO
________________________________________________________________________________

CUSIP No.   007586100
________________________________________________________________________________

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oakdale Capital Partners I, LP
________________________________________________________________________________

       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ...............................................................
          (b)    ...............................................................
________________________________________________________________________________

       3. SEC Use Only..........................................................
________________________________________________________________________________

       4. Source of Funds (See Instructions)
          Cash
________________________________________________________________________________

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................
________________________________________________________________________________

       6. Citizenship or Place of Organization
          Delaware
________________________________________________________________________________

              7. Sole Voting Power
                 119,600
              __________________________________________________________________

              8. Shared Voting Power............................................
              __________________________________________________________________

              9. Sole Dispositive Power
                 119,600
              __________________________________________________________________

              10. Shared Dispositive Power......................................
________________________________________________________________________________

      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          119,600
________________________________________________________________________________

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) ........................................................
________________________________________________________________________________

      13. Percent of Class Represented by Amount in Row (11)
          2.049%
________________________________________________________________________________

      14. Type of Reporting Person (See Instructions)
          CO
________________________________________________________________________________

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to include the following:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price for the 161,761 Shares owned by Bristol Investment Fund, Ltd. as of the date of the filing of this Amendment No. 1 is approximately $2,265,584 in cash.

Item 4 is hereby amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

On November 27, 2006, Bristol Capital Advisors, LLC ("BCA") and Oakdale Capital Management, LLC ("OCM") sent a letter to the Chief Executive Officer of the Issuer. The letter is attached as an exhibit hereto and incorporated herein by reference. The letter requests that the Issuer consider effectuating a 3:2 share split and adopting a share repurchase program.

Item 5(a) is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date of the filing of this Amendment No. 1 to Schedule 13D, (i) Bristol owns 161,761 Shares, which represents approximately 2.77% of the Shares outstanding, and (ii) Oakdale owns 119,600 Shares, which represents approximately 2.049% of the Shares outstanding. The aggregate percentage of Shares reported to be owned by each Reporting Person is based upon 5,836,287 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2006 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on November 8, 2006.

ITEM 7 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1.   Letter to Chief Executive Officer, dated November 27, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 28, 2006



BRISTOL INVESTMENT FUND, LTD.               OAKDALE CAPITAL PARTNERS I, LP


By: /s/ Paul Kessler                        By: /s/ David Cheng
    --------------------                        -------------------

Exhibit 1


November 27, 2006

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

Mr. William R. Council, III
President and Chief Executive Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027

Dear Mr. Council:

         Bristol Investment Fund, Ltd. and Oakdale Capital Partners I, LP (collectively, "we") are the beneficial owners of a total of approximately 4.8% of the outstanding common stock of Advocat Inc. ("Advocat" or the "Company").

         Let us first begin by congratulating you on the Company's performance during your third fiscal quarter ended September 30, 2006. Obviously, the high return on invested capital in your renovations is having a tangible impact on occupancy rates as well as payer mix which, when coupled with the opportunities that exist in the assisted living center market in general, lead us to remain very optimistic about Advocat's ability to grow its free cash flow materially in the coming months and years.

         We are, however, concerned about the market's reaction to your performance during this most recent quarter. While we appreciate that Advocat represents what we believe to be the most compelling opportunity in the nursing home sector due to your low occupancy rates and relatively poorer payer mix relative to your peers (factors that we perceive as opportunities, not risks), your low daily trading volume has impeded the ability of sophisticated investors to take advantage of the opportunity and has resulted in Advocat trading at a substantial discount to the valuation of its peers. As you have rejected our offer to acquire the Company, we ask that you do what is in the best interests for all the shareholders and engage immediately in a 3:2 share split as well as a share repurchase program. Please feel free to contact either of us at your convenience to discuss this matter further.





Yours truly,                                   Yours truly,



Paul Kessler                                   David Cheng
Manager                                        Managing Member
Bristol Capital Advisors, LLC                  Oakdale Capital Management, LLC
(310) 696-0333 x110                            (310) 696-0333 x175